manatt manatt | phelps | phillips	Brian S. Korn Manatt, Phelps & Phillips, LLP Direct Dial: (212) 790-4510 E-mail: BKorn@manatt.com

February 24, 2025

Via EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention: Ms. Pam Howell and Ms. Brigitte Lippmann
Office of Real Estate and Construction

Re:	Groundfloor Yield, LLC Offering Statement on Form 1-A Filed: November 14, 2024 File No. 024-12530

Dear Ms. Howell and Ms. Lippmann:

We are submitting this letter on behalf of our client, Groundfloor Yield, LLC (the “Company”), in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in your letter dated February 5, 2025 (the “Comment Letter”) in connection with the Company’s Offering Statement on Form 1-A POS (the “Offering Statement”), as filed with the SEC on January 27, 2025.

For your convenience, our responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. Each of the comments from the Comment Letter is restated in bold and italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in the Offering Statement. All page number references in the Company’s responses are to page numbers in the Offering Statement, which is being refiled concurrently with this response.

Amended Form 1-A filed January 27, 2025, Cover Page

1.             We reissue prior comment 1. We note that you are offering a number of series of bonds, with different interest rates and maturities. Please state the volume of each series of bonds that you intend to qualify in this offering. See Rule 253(b)(4).

Response:

The Company acknowledges the comment. Rule 253(b)(4) states that the “volume of securities (number of equity securities or aggregate principal amount of debt securities) to be offered may not be omitted . . .” The debt securities or Promissory Notes are priced at $10.00 each and the aggregate initial offering price of the Promissory Notes shall be $75,000,000 with no minimum offering. The Company has amended the Cover Page to set forth and allocate, for each interest rate, the aggregate principal amount of Promissory Notes that the Company intends to offer.

2.             We note your response to prior comment 2 that the interest rates presented on the cover page are not ranges but are instead potential interest rates for that term to maturity with the actual interest rate disclosed to the investor upon investment. Please advise how this is consistent with Regulation A. To the extent these interest rates represent additional series of bonds, please provide allocation, consistent with the comment above, and confirm that such series will be offered continuously throughout your offering.

Response:

The Company acknowledges the comment. As noted in the Company’s response to Comment No. 1, the interest rates noted are not interest rate ranges. They represent the interest rates a Promissory Note bears under a particular term to maturity. The Company has amended the Cover Page and elsewhere in the Offering Statement to set forth and allocate, for each interest rate, the aggregate principal amount of Promissory Notes that the Company intends to offer. The investor is informed of the prevailing rate prior to investment in the Promissory Notes. The Promissory Notes will be offered continuously upon qualification of the Offering Statement. The investor will determine their preferred rate and term in deciding which Promissory Note to purchase. Disclosure has been added to the Offering Statement to make the process more clear for investors. See pp. 1, 7, 10, and 47.

manatt manatt | phelps | phillips	Brian S. Korn Manatt, Phelps & Phillips, LLP Direct Dial: (212) 790-4510 E-mail: BKorn@manatt.com

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

3.            We note your response to prior comment 4 and reissue. Please provide clear disclosure that based upon the current operational business, it is not possible for Groundfloor Yield to generate net revenues. Please also explain the statement on pages 13, 23 and 26 that "the Company intends to continue financing its future activities and its working capital needs largely from private financing from individual investors and venture capital firms until such time that funds provided by operations are sufficient to fund working capital requirements" in light of your response. Lastly, as previously requested, please also provide additional risk factor disclosures regarding the inability to generate net revenues and the limited availability of cash flow unique, which would make the company more susceptible to default if the loans are not repurchased by an affiliate or the loans default during the time held by your company.

Response:

The Company acknowledges the comment. The Company has provided additional disclosure that based on the current operational business, it is not possible for Groundfloor Yield to generate net revenues. As is evident from the table on page 23, all of the Company’s interest income is paid to its parent company, Groundfloor Finance, Inc., to satisfy corresponding interest on an intercompany note. Because the parent wholly owns the Company and consolidates the Company in its financial statements, all possible Company revenues are instead recognized by the parent through the repayment of intercompany advances.

The parent is using the Company and the offering to finance in part its loan origination business. Therefore, when also considering general and administrative expenses of the Company, the Company operates at a net loss. As a result, the Company on a standalone basis is not able to generate net revenues and has possible exposure to credit losses in the event an affiliate fails to repurchase the loans or the loans suffer losses during the time held by the Company. As requested, a risk factor has been added to address the standalone credit risk of the Company. See p. 13.

With respect to the quoted section in the comment, the Company has amended the statement to make clear that this statement applies to Groundfloor’s overall finance strategy, not the strategy of the Company (i.e., Groundfloor Yield, LLC). See pp. 14, 23, and 26.

Interest of Management and Others in Certain Transactions, page 45

4.            We reissue prior comment 5. Please provide clear disclosure in this section of the transactions required to be disclosed by Item 13(a) of Part II of Form 1-A. While we note your response that there were no such transactions, we note the related party payables in the financial statements as well as the disclosure in footnote one related party transactions on page F-10.

Response:

The Company acknowledges the comment and has amended its disclosure to include the items included in the footnote on page F-10 related to out-of-pocket expenses paid by the parent on behalf of the Company. See p. 45.

General

5.             We reissue prior comment 7. We continue to note that the website contains disclosures regarding expected returns and higher interest rate than the rates included in the offering circular. Please remove such statements, or reconcile with the interest rates on the notes being offered pursuant to this offering circular. Similarly, we note references to an auto investor account and flywheel portfolio; yet there is no disclosure of such auto invest feature in the disclosure in the offering circular. To the extent these relate to other offerings, please revise the website to provide clear disclosure of the offerings that such terms are relating. We also note that the website refers to $100 minimum to start investing; yet the minimum for this offering appears to be $10 for one note. Please reconcile.

manatt manatt | phelps | phillips	Brian S. Korn Manatt, Phelps & Phillips, LLP Direct Dial: (212) 790-4510 E-mail: BKorn@manatt.com

Response:

The Company acknowledges the comment. The website has been updated to better and more clearly delineate between the Company’s offering and the offerings of its affiliates, including the parent. For example, a new “Groundfloor Notes" page has been deployed which will only contain information relevant to the offering and reduce the chance that a prospective investor is confused by the multiple offerings.  Also, customer service members are ready by phone, email, and instant message to help any investor who has questions regarding their investment.

6.             We reissue prior comment 8. Please revise the disclosure in Part I Item 4 to clearly disclose the amount sold within the last 12 months pursuant to the prior Form 1-A, the most recent post qualification amendment was qualified July 27, 2023, consistent with the revisions made to Item 6 of part I. To the extent additional sales were made after June 30, 2024, such amounts should also be reflected in both Items of Part I.

Response:

The Company acknowledges the comment and has made the requested disclosure. See Items 4 and 6 of Part I.

We thank you for your prompt attention to this letter responding to the previously submitted Offering Statement and comment letter response. Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (212) 790-4510.

Sincerely,

Brian S. Korn

cc:	Nick Bhargava
Groundfloor Yield, LLC